UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.  )
KONTOOR BRANDS, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

50050N103
(CUSIP Number)

December 18, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
|  |   Rule 13d-1(b)
|X|   Rule 13d-1(c)
|  |   Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50050N103	13G	Page 2 of 6 Pages

1. Name of Reporting Persons / I.R.S. Identification No. of Above Persons (Entities Only)

Todd Barbey
2. Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]

3. SEC Use Only

4. Citizenship or Place of Organization

USA
Number of	5.	Sole Voting Power

Shares		274

Beneficially	6.	Shared Voting Power

Owned by		3,993,942

Each	7.	Sole Dispositive Power

Reporting		274

Person	8.	Shared Dispositive Power

with		3,993,942

9. Aggregate Amount Beneficially Owned by Each Reporting Person

3,994,216
10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11. Percent of Class Represented by Amount in Row (9) (See Instructions)
7.0%*
12. Type of Reporting Person (See Instructions)

IN

* Based on 56,944,576 shares of common stock reported as issued and outstanding on the cover of the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 28, 2019, as filed with the Securities and Exchange Commission.

CUSIP No. 50050N103	13G	Page 3 of 6 Pages

1. Name of Reporting Persons / I.R.S. Identification No. of Above Persons (Entities Only)

Curtis Powers-Ackley
2. Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]

3. SEC Use Only

4. Citizenship or Place of Organization

USA
Number of	5.	Sole Voting Power

Shares		0

Beneficially	6.	Shared Voting Power

Owned by		3,993,942

Each	7.	Sole Dispositive Power

Reporting		0

Person	8.	Shared Dispositive Power

with		3,993,942

9. Aggregate Amount Beneficially Owned by Each Reporting Person

3,993,942
10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11. Percent of Class Represented by Amount in Row (9) (See Instructions)
7.0%*
12. Type of Reporting Person (See Instructions)

IN

* Based on 56,944,576 shares of common stock reported as issued and outstanding on the cover of the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 28, 2019, as filed with the Securities and Exchange Commission.

CUSIP No. 50050N103	13G	Page 4 of 6 Pages

Item 1(a). Name of Issuer:

Kontoor Brands, Inc.
Item 1(b). Address of Issuer's Principal Executive Offices:

400 N. Elm Street Greensboro, North Carolina 27401
Item 2(a). Name of Person Filing: (b) Address of Principal Business Office: (c) Citizenship:
Todd Barbey 555 Rivergate Lane, Suite B1-105 Durango, CO 81301 USA Curtis Powers-Ackley 555 Rivergate Lane, Suite B1-105 Durango, CO 81301 USA
Item 2(d). Title of Class of Securities:

Common Stock
Item 2(e). CUSIP Number:

50050N103
Item 3. If this statement is filed pursuant to ss.240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	| |	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	| |	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	| |	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	| |	Investment company registered under Section 8 of the Investment Company Act (15 U.S.C. 80a-8).

(e)	| |	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E).

(f)	| |	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).

CUSIP No. 50050N103	13G	Page 5 of 6 Pages

(g)	| |	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

(h)	| |	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813).

(i)	| |	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	| |	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:	3,994,216

(b) Percent of class:	7.0%*

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:	274

(ii) Shared power to vote or to direct the vote:	3,993,942

(iii) Sole power to dispose or to direct the disposition of:	274

(iv) Shared power to dispose or to direct the disposition of:	3,993,942

* Based on 56,944,576 shares of common stock reported as issued and outstanding on the cover of the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 28, 2019, as filed with the Securities and Exchange Commission.

Of the total shares of common stock reported herein, 3,993,942 shares (7.0%) are held in trusts for which Todd Barbey and Curtis Powers-Ackley serve as co-trustees and are deemed to share voting and dispositive power with respect to those shares.  Taken separately, none of such trusts beneficially own 5% or more of the common stock.

Of the total shares of common stock reported herein, 274 shares are held by Todd Barbey, as sole trustee.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following |  |.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

CUSIP No. 50050N103	13G	Page 6 of 6 Pages

Item 8. Identification and Classification of Members of the Group.

Item 9. Notice of Dissolution of Group

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 27, 2020
	By:	/s/ Todd Barbey
Name: Todd Barbey

	By:	/s/ Curtis Powers-Ackley
Name: Curtis Powers-Ackley

EXHIBITS
Exhibit Number	Title

99.1	Joint Filing Agreement, dated January 27, 2020, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.